Exhibit 1

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HAVAS

PRESS RELEASE


                                            Suresnes, 12th June, 2006, 5.30 p.m.


                          HAVAS: Shareholders' Meeting

The Havas Annual Shareholders' Meeting took place on Monday, 12th June 2006 chaired by Vincent Bollore, Chairman of the Board.

All resolutions were passed with the exception of those regarding the compensation and severance payments to former directors. These were rejected by a large majority of shareholders who voted in accordance with the Bollore Group.

The shareholders notably approved the employee stock incentive plan proposed by the Havas management. This authorizes the Board of Directors to issue bonds with redeemable equity warrants (OBSAR), to agree to stock options and to put a wage savings plan in place.

Following recent changes to the Board of Directors and new resolutions voted during the meeting, there are currently 13 Board members. It is now composed of:
Vincent Bollore, Jacques Seguela, Ed Eskandarian, Fernando Rodes Vila, Cedric de Bailliencourt (representative of Bollore Investissement), Marc Bebon (representative of Bollore Medias Investissements), Richard Colker, Pierre Lescure, Thierry Marraud, Leopoldo Rodes Castane, Patrick Soulard as well as the companies Havas International and Euro RSCG.

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About Havas

Havas (Euronext Paris: HAV.PA; Nasdaq: HAVS) is a global advertising and communications services group. Headquartered in Paris, Havas has three principal operating divisions: Euro RSCG Worldwide which is headquartered in New York, Arnold Worldwide Partners in Boston, and Media Planning Group in Barcelona. A multicultural and decentralized Group, Havas is present in 77 countries through its networks of agencies located in 44 countries and contractual affiliations with agencies in 33 additional countries. The Group offers a broad range of communications services, including traditional advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, human resources, sports marketing, multimedia interactive communications and public relations. Havas employs approximately 14,400 people.
Further information about Havas is available on the company's website: www.havas.com

Forward-Looking Information

This document contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions, concerning matters that are not historical facts. These forward-looking statements reflect Havas' current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause Havas' actual results to differ significantly from those expressed in any forward-looking statement. Certain factors that could cause actual results to differ materially from expected results include changes in global economic, business, competitive market and regulatory factors. For more information regarding risk factors relevant to Havas, please see Havas' filings with the U.S. Securities and Exchange Commission. Havas does not intend, and disclaims any duty or obligation, to update or revise any forward-looking statements contained in this document to reflect new information, future events or otherwise.


Contacts:

Communications:                                 Solenne Anthonioz
                                                Tel: +33 (0)1 58 47 90 27
                                                solenne.anthonioz@havas.com

Investor Relations:                             Herve Philippe
                                                Chief Financial Officer
                                                Tel: +33 (0)1 58 47 91 23
                                                relations.actionnaires@havas.com



2 allee de Longchamp 92281 Suresnes Cedex, France
Tel +33 (0) 1 58 47 90 00  Fax +33 (0) 1 58 47 99 99  www.havas.com
SA au capital de 171 552 757,20 euros - 335 480 265 RCS Nanterre - APE 744 B